

June 19, 2012

Via E-mail
Mr. Richard K. Matros
Chairman, President and Chief Executive Officer
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

> **Re:** **Sabra Health Care REIT, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 1, 2012**
> **File No. 1-34950**

Dear Mr. Matros:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us if management considers net operating income and same property net operating income to be key performance indicators. We may have further comments.

Long-Term, Triple-Net Lease Structure, page 9

2.   We note your disclosure on page 8 that the properties leased to subsidiaries of Sun Healthcare Group, Inc. are triple-net leases that are guaranteed by Sun. We further note your disclosure that you have in instances obtained security deposits for your properties that are leased to tenants other than Sun's subsidiaries. With a view to future disclosure in your Exchange Act reports, please tell us how you monitor the credit rating of your tenants. Also tell us the diversification of your tenants' credit ratings.

Item 2. Properties, page 20

3.   In future Exchange Act reports, please revise the lease expiration table on page 21 to include the total area in square feet or units/beds covered by the leases expiring.

Occupancy Trends, page 21

4.   Please tell us whether the table that sets forth the occupancy percentage for your properties for the periods indicated is historical same property occupancy. We may have further comments.

Management's Discussion and Analysis of Financial Condition…, page 26

5.   In future Exchange Act reports, please revise your disclosure to discuss your leasing activities for the reported period, including a discussion of the volume of new or renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a per square foot or unit/bed basis. Also discuss the average market rents trends, including the impact of tenant reimbursements.

Rental Income, page 31

6.   We note your disclosure that the increase during the year ended December 31, 2011 resulted primarily from the recognition of rental income from acquisitions. In future Exchange Act reports, please revise your disclosure to address, if applicable, whether occupancy or rents are driving increases or decreases in property revenues.

Consolidated Statements of Income, page F-4

7.   Please tell us how your presentation of dividends per common share on the face of the Consolidated Statements of Income complies with the guidance in ASC 260-10-45-5 or revise in future annual Exchange Act reports to include this information in a footnote.

Note 10. Stock-Based Compensation, page F-18

8.   In future Exchange Act reports, please disclose, as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Michael Costa